

August 6, 2010

By Facsimile (212.299.6770) and U.S. Mail

Gary J. Simon, Esq.
Hughes Hubbard and Reed LLP
One Battery Park Plaza
New York, New York 1004-1482

>   **Re:**   **Presidential Life Corporation**
>   **Additional soliciting material filed August 6, 2010**
>   **Filed by Herbert Kurz, Donna Brazile, William Flynn, et. al.**

Dear Mr. Simon:

We have reviewed the above filing and have the following comments.

General

1.   We note that in response to prior comment 1 you revised the cited statements to now read as follows:

- "The Board I urge you to vote for has solid experience and a proven track record and *will reverse the waste* that we believe undermines current operations."

- "We will focus on an *orientation of integrity* and profitability and work to make the dividends more secure."

Such statements still appear to impugn the character, integrity or personal reputation of the Company's current directors and management, or make charges of illegal, improper or immoral conduct without adequate factual foundation. Our prior comment requested that you do not use these or similar statements without providing a proper factual foundation for the statements. Your response to prior comment 1 does not provide such foundation for the above statements nor does the filing itself provide sufficient basis to enable a reader to properly evaluate the veracity of such statements. As noted in Exchange Act Rule 14a-9, no solicitation subject to Regulation 14A shall be made by means of any communication, written or oral, which omits to state any material fact necessary in order to make the statements therein not false or misleading.

In addition, as noted in our prior comment, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9.

2.   We note your response to prior comment 2. Please note our specific comments below with respect to the following statements revised in response to our prior comment:

- "The GAAP return on equity of 0.44% for 2009 and 1.5% (annualized) for the first quarter of 2010 suggests that the Company may be earning less than its cost of capital." Provide us on a supplemental basis supporting documentation indicating the Company's cost of capital for the periods referenced in this statement.

- "The Company suffered a reduction in Capital and Reserve of almost $100 million this past year." Neither the annual report chart referenced in your response, the statement in your response that "the extensive and complex discussion" in the Company's 2009 10-K (as defined your response letter) is "a fair presentation thereof," nor the quoted statement in your response serves as a reasonable basis for the statement in your soliciting material without further support. While we acknowledge that the chart on page 2 entitled "Capital/Surplus/AVR" shows a decrease from 2008 to 2009 of $91 million, as opposed to "almost $100 million," it is unclear whether such table is showing that such $91 million decrease constitutes a "reduction in Capital and Reserve."

    Further, the use of the terms "Capital and Reserve," without further disclosure of the meaning of such terms and the basis for such $100 million figure, raises the question whether such statement complies with the requirements of Rule 14a-9.

- "We believe their business plan is <u>not sufficiently profitable</u>." As noted in our prior comments, characterizing a statement as your opinion or belief does not eliminate the need to provide proper factual foundation for the statement. Your response that "Mr. Kurz believes this digression from the Company's core competencies and historical business is not a profitable plan" does not appear to serve as a reasonable basis for the statement in your soliciting material without further support. Further, your statement that the "referenced sentence does not necessarily mean results of operations, but as noted the Company's apparent business plan, which Mr. Kurz knows includes entering into new insurance lines of business" acknowledges that a reader might interpret such statement as referring to results of operations. This again raises the question whether such statement complies with the requirements of Rule 14a-9 without further explanation or detail within the disclosure.

- "Compare the market value of Presidential stock owned by all of their directors to their wasteful outlay, $2,000,000 vs. almost $5,000,000 wasted." Given that your response cites to figures totaling less than $4.3 million as opposed to "about 5 million dollars," the reference to this figure does not appear supportable by the information you have provided in response to your comment. Further, it is unclear what the phrase "almost $5,000,000 wasted" means in the current context. Given the statement elsewhere in the soliciting material that "…because we have no present plans to replace management, we anticipate the election of the new Board will create almost no disruption to the operations of the Company," such "5,000,000 wasted" statement again raises the question whether it complies with the requirements of Rule 14a-9 without further explanation or detail within the disclosure. If Mr. Kurz and his nominees have no present plans to replace management, then why is it reasonable to imply to readers that management's expenditure of resources to contest the past consent solicitation and current proxy solicitation by Mr. Kurz is being "wasted" to "maintain [management's] jobs and benefits?"

- "…we successfully navigated our company from its $6/share original cost to a market value (with stock splits) of $1000/share along with a steady stream of dividends." Please add the information provided in your response to the disclosure. Disclosure of the current statement without the additional detail provided in your response again raises the question whether it complies with the requirements of Rule 14a-9.

Please refrain from making any unsupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure.

$$* \qquad * \qquad *$$

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions